UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report for the month of June 2007

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F            X                    Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                              No                X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82    N/A

On June 14, 2007, Creative Technology Ltd. announced its intention to voluntarily delist from NASDAQ. A copy of Creative’s press release is attached as an exhibit to this filing.

Exhibit 15.1

Press release of the Company dated June 14, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

[s] Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: June 14, 2007

Exhibit 15.1

CONTACT INFORMATION:

USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

CREATIVE TECHNOLOGY ANNOUNCES ITS INTENTION TO VOLUNTARILY DELIST FROM NASDAQ

SINGAPORE – June 14, 2007 – Creative Technology Ltd. (NASDAQ: CREAF) today announced that the Company intends to voluntarily delist its Ordinary Shares from the NASDAQ Global Market (“NASDAQ”) with August 1, 2007 as the last day of trading on NASDAQ and will continue with other steps necessary to facilitate the termination of its U.S. public reporting obligations. The Company’s current primary listing on the Singapore Exchange Securities Trading Limited (“SGX-ST”) would then become Creative’s sole exchange listing. The delisting from NASDAQ would not affect the status of Creative’s shares on the SGX-ST.

As part of this exercise to terminate its U.S. reporting obligations, Creative delivered notice today to NASDAQ that it intends to delist its Ordinary Shares. As disclosed in the notice, on or about July 23, 2007, Creative expects to file a notification of removal from listing on the NASDAQ with the United States Securities and Exchange Commission (the “SEC”). The withdrawal of the Ordinary Shares from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC. Creative reserves the right to delay the filing of the Form 25 or withdraw the Form 25 for any reason prior to its effectiveness.

Creative currently intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934 when it becomes eligible to do so, which will occur at the earliest twelve months after the delisting of its Ordinary Shares from NASDAQ and will occur only if Creative meets certain requirements under the Exchange Act.

Rationale for the Delisting from NASDAQ

Creative listed its shares on NASDAQ following a public offering in 1992. The primary listing on SGX-ST was added in 1994.

The administrative overhead and cost of the evolving and increasingly burdensome U.S. reporting obligations has become significant, especially for Creative, a Singapore company with dual primary listings – particularly in relation to the limited benefit that Creative believes it presently derives from its NASDAQ listing. Over the past year, Creative’s SGX-ST trading volume has significantly exceeded the Company’s NASDAQ trading volume. Creative’s NASDAQ daily trading volume has declined to a low level, representing about ten percent of the worldwide average daily trading volume of its shares on both the SGX-ST and NASDAQ over the past three months. Additionally, there has been a trend for Creative’s shares to move from NASDAQ to SGX-ST, where the majority of its shares are currently registered. With the low trading volume and small number of Creative’s shares on NASDAQ, and the accessibility of the SGX-ST to the U.S. shareholders, Creative believes the costs of maintaining its NASDAQ listing and continuing with its U.S. reporting obligations are no longer in the best interest of the Company and its shareholders.

For these reasons, and with the potential to substantially reduce administrative overhead and costs while retaining its listing on the SGX-ST (which is also accessible to U.S. shareholders), the Directors of Creative believe it to be in the best interest of the Company and its shareholders for Creative to take the steps to seek to delist from NASDAQ and terminate its U.S. reporting obligations while maintaining its SGX-ST listing.

Continued Listing on the SGX-ST

Delisting from NASDAQ will not affect the status of Creative’s shares on the SGX-ST. After the intended delisting from NASDAQ, Creative would retain the listing of its Ordinary Shares on the SGX-ST. Creative’s Ordinary Shares would continue to trade on the SGX-ST in Singapore, and Creative’s U.S. shareholders would continue to have access to this trading market.

Following the termination of its U.S. reporting obligations, Creative will comply with the “Continuing Listing Rules” of SGX-ST. Creative’s U.S. shareholders will continue to have electronic access to information Creative makes available publicly in Singapore in compliance with the SGX-ST requirements.

About Creative

Creative (NASDAQ: CREAF) is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

Safe Harbor for Forward-Looking Statements Under The Private Securities Litigation Reform Act of 1995:

Except for the historical information contained herein, the matters set forth in this release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related products, including Creative’s products, as a result of poor economic conditions and social and political turmoil; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the continued deterioration of global equity markets; increased exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; and fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and termination of its US Exchange Act reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to information in its filings and reports, including those filed with or furnished to the SEC. Creative undertakes no obligation (and expressly disclaims any such obligation to) to update any forward-looking statement to conform the statement to actual results, new information, future events, changes in Creative’s expectations or otherwise.